Consent of Independent Registered Public Accounting Firm

The Board of Directors
El Paso Electric Company

We consent to the use of our report dated February 28, 2008, with respect to the consolidated balance sheets of El Paso Electric Company and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive operations, changes in common stock equity, and cash flows for each of the years in the three-year period December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading ‘‘Experts’’ in the prospectus. Our report on the consolidated financial statements refers to changes in the Company’s accounting for asset retirement obligations in 2005, share-based payments and defined benefit pension and other postretirement plans in 2006, and uncertainty in income taxes in 2007.

/s/ KPMG LLP
Houston, Texas
May 19, 2008